UNITED STATES  |  ENGLAND  |  GERMANY  |  CHINA

May 5, 2008

United States Securities and Exchange Commission	BY EDGAR

100 F Street, N.E.

Washington, DC  20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Registration Statement on Form S-3
File No. 333-145643
Filed May 5, 2008

Ladies and Gentlemen:

On behalf of Gander Mountain Company, a Minnesota corporation (the “Company”), for which we are serving as counsel, we are pleased to submit this amendment no. 2 to the registration statement referenced above (the “Registration Statement”) that was filed by the Company on the date hereof with the Commission.  This letter also serves to file via electronic transmission a copy of Amendment No. 2 pursuant to Rule 101(a)(2)(i) of Regulation S-T.

If we can facilitate the Staff’s review of Amendment No. 2, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8419 or Morgan Burns at (612) 766-7136.  Either of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

cc:	John Fieldsend, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Robert J. Vold (by e-mail)
Eric R. Jacobsen (by e-mail)
W. Morgan Burns (by e-mail)

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